Goldman Sachs Credit Income Fund

200 West Street

New York, New York 10282

June 9, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Goldman Sachs Credit Income Fund

Registration Statement on Form N-14

SEC File No. 333-235513

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “1933 Act”), Goldman Sachs Credit Income Fund (the “Registrant”) respectfully requests withdrawal of the Registration Statement on Form N-14 (File No. 333-235513), together with all exhibits thereto, as filed with the Commission on December 16, 2019 (Accession No. 0001193125-19-314107), and amended by Pre-Effective Amendment No. 1 filed on February 19, 2020 (Accession No. 0001193125-20-041995) (collectively, the “N-14”). The N-14 related to the reorganization of the Resource Credit Income Fund with and into the Registrant.

The Registrant confirms that no securities have been sold in connection with the offering contemplated by the N-14.

The Registrant is requesting the withdrawal of the N-14 after further consideration and business reasons. The Registrant believes that withdrawal of the N-14 is consistent with the public interest and the protection of investors. The Registrant requests that, in accordance with the provisions of Rule 477(a) under the 1933 Act, the Commission accept this application for withdrawal of the N-14. This filing relates solely to the N-14, no information contained herein is intended to amend, supersede, or affect any other filings relating to the Registrant.

Should you have any questions or comments, please contact me at (212) 902-5734.

Sincerely,

/s/ Robert L. Griffith
Robert L. Griffith
Assistant Secretary